THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND THEY ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER AND SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                               ISSUED MAY 5, 2003

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 23, 1994)

                                  $100,000,000
[LOGO]                  FIRST TENNESSEE NATIONAL CORPORATION
                          % SUBORDINATED NOTES DUE MAY 15, 2013

                               ------------------

    First Tennessee National Corporation is offering $100,000,000 aggregate
principal amount of its    % Subordinated Notes due May 15, 2013. The notes will
bear interest at the rate of    % per year. Interest on the notes is payable on
May 15 and November 15 of each year, beginning on November 15, 2003. The notes will mature on May 15, 2013. First Tennessee National Corporation will not have the right to redeem the notes before their scheduled maturity.

    The notes will be unsecured and will be subordinate to senior indebtedness and general obligations of First Tennessee National Corporation. Holders of the notes may not accelerate the maturity of the notes, except upon our bankruptcy or insolvency.

                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE NOTES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                                   Per Note   Total
                                                                   --------   -----
Public Offering Price(1)....................................        %         $
Underwriting Discount.......................................        %         $
Proceeds, before expenses, to First Tennessee National
  Corporation...............................................        %         $

---------

(1) Plus accrued interest from May , 2003, if settlement occurs after that date.

                               ------------------

    THE NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK SUBSIDIARY OF FIRST TENNESSEE NATIONAL CORPORATION, ARE NOT OBLIGATIONS OF FTN FINANCIAL SECURITIES CORP. AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

    FTN Financial Securities Corp. expects to deliver the notes to purchasers in
book-entry form only through the Depository Trust Company on May   , 2003.

                               ------------------

                         FTN FINANCIAL SECURITIES CORP

                               ------------------

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY   , 2003

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
About this Prospectus Supplement and
  the Accompanying Prospectus.........   S-2
Where You Can Find More Information...   S-2
Forward-Looking Statements............   S-3
The Corporation.......................   S-4
Selected Consolidated Financial
  Data................................   S-5
Use of Proceeds.......................   S-6
Ratio of Earnings To Fixed Charges....   S-6
Capitalization........................   S-7
Description of The Notes..............   S-9
Underwriting..........................  S-10
Validity of The Notes.................  S-11
Experts...............................  S-11

PROSPECTUS
                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Corporation.......................     3
Use of Proceeds.......................     3
Consolidated Ratios of Earnings to
  Fixed Charges and Combined Fixed
  Charges and Preferred Stock Dividend
  Requirements........................     3
Supervision and Regulation............     4
Description of Debt Securities........     8
Description of Capital Stock..........    21
Description of Depositary Shares......    25
Plan of Distribution..................    27
Validity of the Securities............    28
Experts...............................    28

                      ABOUT THIS PROSPECTUS SUPPLEMENT AND
                          THE ACCOMPANYING PROSPECTUS

    This document is in two parts. The first part is this prospectus supplement, which describes terms of the notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes. Generally, the term 'prospectus' refers to both parts combined.

    If the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

    You should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus only. No person is authorized to provide you with different information or to offer the notes in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement. In this prospectus supplement, the 'Corporation,' 'we,' 'us,' and 'our' mean First Tennessee National Corporation and its consolidated subsidiaries, unless otherwise specified.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our Commission filings are available to the public over the Internet at the Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Commission allows us to 'incorporate by reference' the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus and information that we file later with the Commission will automatically update and supersede this information. Until we sell all of the securities covered by this prospectus supplement and the accompanying prospectus, we incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in such documents that is deemed not to be filed):

          Annual Report on Form 10-K for the year ended December 31, 2002 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2003 annual meeting of shareholders) filed on March 19, 2003; and

          Current Report on Form 8-K dated May 5, 2003.

    Each of these documents is available from the Commission's web site and its public reference room. You may also request a copy of these filings, excluding exhibits that are not specifically incorporated by reference therein, at no cost by writing or telephoning us, at the address of our principal executive offices, which is:

    First Tennessee National Corporation
    165 Madison Avenue
    Memphis, Tennessee 38103
    (901) 523-4444

    Our web site address is www.firsttennessee.com. The information on our web site is not incorporated by reference into this prospectus supplement or the accompanying prospectus.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus and the documents we incorporate by reference herein may contain forward-looking statements with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results or other developments. The words 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'should', 'is likely', 'will', 'going forward', and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond a company's control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, general and local economic and business conditions; expectations of and actual timing and amount of interest rate movements (which can have a significant impact on a financial services institution); market and monetary fluctuations; inflation; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geo-political developments including possible terrorist activity; technology; and new products and services in the industries in which we operate. Other factors are those inherent in originating and servicing loans, including prepayment risks and fluctuation of collateral values and changes in customer profiles. Additionally, the actions of the Commission, the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, and other regulators; regulatory and judicial proceedings and changes in laws and regulations applicable to us; and our success in executing our business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ. We assume no obligation to update any forward-looking statements that are made from time to time.

                                THE CORPORATION

    First Tennessee National Corporation is a Tennessee corporation incorporated in 1968. The Corporation is registered as a bank holding company under the Bank Holding Company Act of 1956 and elected, effective March 13, 2000, to become a financial holding company pursuant to the provisions of the Gramm-Leach-Bliley Act. At December 31, 2002, the Corporation had total assets of $23.8 billion and ranked second in terms of total assets among Tennessee-headquartered bank holding companies and ranked 31st nationally in terms of assets. Through its principal subsidiary, First Tennessee Bank National Association, and its other banking and banking-related subsidiaries, the Corporation provides diversified financial services through six business segments. During 2002 approximately 67% of revenues were provided by fee income and approximately 33% of revenues were provided by net interest income. As a financial holding company, the Corporation coordinates the financial resources of the consolidated enterprise and maintains systems of financial, operational and administrative control intended to coordinate selected policies and activities.

    Because we are a holding company, our rights and the rights of our creditors, including you, as a holder of the notes, and shareholders to participate in any distribution of assets of any subsidiary, such as First Tennessee Bank National Association, upon the subsidiary's liquidation or reorganization or otherwise would be subject to the prior claims of the subsidiary's creditors, except to the extent that we are a creditor of the subsidiary.

    Our executive offices are located at 165 Madison Avenue, Memphis, Tennessee 38103; our telephone number is (901) 523-4444.

FIRST QUARTER RESULTS

    For the quarter ended March 31, 2003 we reported record earnings of $119.0 million, or $.91 diluted earnings per share, compared to earnings of $87.1 million, or $.67 diluted earnings per share, for the quarter ended March 31, 2002. These earnings represent an increase of 37% from our first quarter 2002 earnings.

    For the quarter ended March 31, 2003, our return on average shareholders' equity and return on average assets were 27.7% and 2.07%, respectively, compared to 23.6% and 1.77% for first quarter 2002, respectively. On March 31, 2003, our total assets were $24.8 billion, shareholders' equity was $1.8 billion and market capitalization was $5.0 billion, compared to $19.6 billion, $1.5 billion and $4.4 billion, respectively, on March 31, 2002.

    For the quarter ended March 31, 2003, our total revenues increased 40% to $711.5 million, compared to $509.3 million in the first quarter of 2002. Noninterest income provides the majority of our revenue and contributed 73% to total revenue for the quarter ended March 31, 2003, compared to 64% in the first quarter of 2002. For the quarter ended March 31, 2003, our noninterest income increased 59% to $518.1 million from $324.9 million in 2002.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial data for the Corporation as of the dates or for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the detailed information and financial statements included in the documents incorporated herein by reference. See 'Where You Can Find More Information.'

                                                                 YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------
                                                  2002        2001        2000       1999(1)     1998(1)
                                                  ----        ----        ----       -------     -------
                                                           (IN MILLIONS EXCEPT PER SHARE DATA)
SUMMARY INCOME STATEMENTS
Interest income...............................  $ 1,039.1   $ 1,198.9   $ 1,363.0   $ 1,207.2   $ 1,133.8
Interest expense..............................      286.6       512.6       764.7       617.7       593.3
Net interest income...........................      752.5       686.3       598.3       589.5       540.5
Provision for loan losses.....................       92.2        93.2        67.5        57.4        51.2
Net interest income after provision for loan
  losses......................................      660.3       593.1       530.8       532.1       489.3
Noninterest income............................    1,541.1     1,259.6       912.7       970.2       876.6
Noninterest expense...........................    1,643.3     1,364.1     1,106.5     1,122.9     1,013.0
Income before income taxes....................      558.1       488.6       337.0       379.4       352.9
Applicable income taxes.......................      181.6       162.2       104.4       131.9       126.5
Income before cumulative effect of changes in
  accounting principles.......................      376.5       326.4       232.6       247.5       226.4
Cumulative effect of changes in accounting
  principles, net of tax......................     --            (8.2)     --          --          --
                                                ---------   ---------   ---------   ---------   ---------
Net income....................................  $   376.5   $   318.2   $   232.6   $   247.5   $   226.4
                                                ---------   ---------   ---------   ---------   ---------
                                                ---------   ---------   ---------   ---------   ---------
Earnings per common share(2)..................  $    2.97   $    2.49   $    1.79   $    1.90   $    1.77
Diluted earnings per share(2).................       2.89        2.42        1.77        1.85        1.72
Cash dividends per common share(2)............       1.05        0.91        0.88        0.79        0.69

SELECTED PERIOD-END BALANCES (IN MILLIONS)
Total assets..................................  $23,823.1   $20,621.6   $18,559.6   $18,378.0   $18,738.1
Total loans, net of unearned income...........   11,345.4    10,283.1    10,239.5     9,363.2     8,557.1
Investment securities.........................    2,700.3     2,525.9     2,839.0     3,101.3     2,426.3
Earning assets................................   19,999.8    17,085.7    15,193.3    14,944.2    15,694.6
Deposits......................................   15,713.9    13,606.3    12,188.7    11,358.7    11,723.0
Term borrowings...............................      929.7       550.4       409.7       358.7       414.5
Shareholders' equity..........................    1,691.2     1,477.8     1,384.2     1,241.5     1,099.5

SELECTED FINANCIAL RATIOS
Return on average equity......................      24.00%      22.71%      18.22%      20.86%      22.73%
Return on average assets......................       1.82        1.66        1.20        1.33        1.35
Net interest margin...........................       4.33        4.27        3.73        3.80        3.80
Allowance for loan losses to period-end loans
  (net of unearned income)....................       1.27        1.46        1.36        1.44        1.54
Nonperforming assets as a percentage of
  period-end loans (net of unearned income)...        .67         .83         .76         .50         .52
Net charge-offs to average loans (net of
  unearned income)............................        .93         .80         .62         .59         .46
Average shareholders' equity to average
  assets......................................       7.58        7.29        6.61        6.37        5.96

---------

(1) Certain previously reported amounts have been reclassified to agree with the current presentation.
(2)  Common stock data reflects the 1998 two-for-one stock split.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of the notes, which is
expected to be $      (after deducting underwriting discounts and other expenses of the offering), for general corporate purposes. The notes are intended to qualify as Tier 2 or supplementary capital under the capital guidelines established by the Board of Governors of the Federal Reserve System.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                             YEAR ENDED DECEMBER 31,
                                                      -------------------------------------
                                                      2002    2001    2000    1999    1998
                                                      ----    ----    ----    ----    ----
Ratio of earnings to fixed charges (including
  interest on deposits).............................  2.76%   1.92%   1.43%   1.59%   1.55%
Ratio of earnings to fixed charges (excluding
  interest on deposits).............................  5.47%   3.52%   2.20%   2.58%   2.39%

    Our ratios of earnings to fixed charges were computed based on:

          'earnings,' which consist of pretax income from continuing operations before income taxes and equity in undistributed net income or loss of our subsidiaries, plus fixed charges (excluding capitalized interest), amortization of capitalized interest and income from subsidiaries, less preferred security dividends of consolidated subsidiaries; and

          'fixed charges', which consist of interest expense, capitalized interest, amortization of debt issue costs and an estimate of rental expense net of income from subleases.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Corporation and its subsidiaries at December 31, 2002 and as adjusted as of such date to give effect to the issuance of the notes, after deduction of underwriting discounts and estimated expenses of the offering and the application of the net proceeds therefrom. This table should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto incorporated by reference herein. See 'Where You Can Find More Information.'

                                                                   DECEMBER 31, 2002
                                                              ---------------------------
                                                                ACTUAL     AS ADJUSTED(4)
                                                                ------     --------------
                                                               (UNAUDITED, IN THOUSANDS)
TERM BORROWINGS:
FIRST TENNESSEE NATIONAL CORPORATION:
Subordinated capital notes:
    First Tennessee National Corporation notes offered
      hereby................................................  $   --         $   99,730
    Matures on November 15, 2005 -- 6.75%...................      74,765         74,765

FIRST TENNESSEE BANK NATIONAL ASSOCIATION:
Subordinated capital notes:
    Matures on December 1, 2008 -- 5.75%....................     140,729        140,729
    Matures on April 1, 2008 -- 6.40%.......................      89,630         89,630

Bank notes:(1)
    Matures on October 6, 2003 -- 1.75%.....................     150,000        150,000
    Matures on October 8, 2004 -- 1.84%.....................     149,947        149,947
    Matures on November 26, 2004 -- 1.51%...................      74,971         74,971
    Matures on July 6, 2004 -- 1.96% and 2.68% on December
      31, 2002 and 2001, respectively.......................      59,957         59,957
    Matures on April 17, 2003 -- 1.387%.....................      50,000         50,000
    Matures on July 9, 2004 -- 1.96% and 2.68% on December
      31, 2002 and 2001, respectively.......................      50,000         50,000
    Matures on March 6, 2007 -- 1.65%.......................      49,920         49,920
    Matures on May 23, 2003 -- 1.55% and 2.26% on December
      31, 2002 and 2001, respectively.......................      19,998         19,998
Federal Home Loan Bank borrowings(2)........................       4,181          4,181
Other(3)....................................................       6,692          6,692

FIRST NATIONAL BANK OF SPRINGDALE:
Federal Home Loan Bank borrowings(2)........................       8,925          8,925
                                                              ----------     ----------
Total.......................................................  $  929,715     $1,029,445
                                                              ----------     ----------

SHAREHOLDERS' EQUITY:
Preferred stock (without par value); authorized -- 5,000,000
  shares; issued and outstanding -- none....................      --             --
Common stock -- $.625 par value (shares
  authorized -- 400,000,000; shares issued -- 125,600,024 on
  December 31, 2002)........................................      78,500         78,500
Capital surplus.............................................     119,318        119,318
Undivided profits...........................................   1,461,946      1,462,595
Accumulated other comprehensive income......................      26,487         26,487
Deferred compensation on restricted stock incentive plans...      (5,796)        (5,796)
Deferred compensation obligation............................      10,725         10,725
                                                              ----------     ----------
    Total shareholders' equity..............................   1,691,180      1,691,829
                                                              ----------     ----------
    Total term borrowings and shareholders' equity..........  $2,620,895     $2,721,274
                                                              ----------     ----------
                                                              ----------     ----------

                                                                 DECEMBER 31, 2002
                                                              -----------------------
                                                              ACTUAL   AS ADJUSTED(4)
                                                              ------   --------------
                                                                    (UNAUDITED)
CAPITAL RATIOS:
    Tier 1 capital to risk-adjusted assets..................   8.93%        8.88%
    Total capital to risk-adjusted assets...................  11.54%       12.05%
    Leverage ratio..........................................   6.91%        6.88%

---------

(1) First Tennessee Bank National Association has an ongoing bank note program under which the bank may offer an aggregate principal amount of up to $3.0 billion. Bank notes with original maturities of one year or less are included in other short-term borrowings. Bank notes with original maturities greater than one year are classified as term borrowings. On December 31, 2002, unused capacity under this program was $1.6 billion.
(2) The Federal Home Loan Bank (FHLB) borrowings were issued with fixed interest rates and terms of 2 to 27 years. These borrowings had weighted average interest rates of 4.44 percent and 4.24 percent for FTBNA and 4.56 percent and 5.77 percent for the First National Bank of Springdale on December 31, 2002 and December 31, 2001, respectively. Borrowings from the FHLB were collateralized with $405.5 million first-lien permanent mortgage loans on December 31, 2002.
(3) Other long-term debt is comprised of unsecured obligations issued with fixed interest rates and terms of 2 to 3 years. These borrowings had a weighted average interest rate of
     4.60 percent on December 31, 2002 and December 31, 2001.
(4) The 'As Adjusted' column does not reflect $250,000,000 of 4.625% Subordinated Bank Notes due May 15, 2013 of First Tennessee Bank National Association issued on May 1, 2003.

                            DESCRIPTION OF THE NOTES

    The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith modifies, the description of the general terms and provisions of Subordinated Debt Securities in the accompanying prospectus. The following description is qualified in its entirety by reference to the provisions of the Subordinated Indenture (as defined below). Capitalized terms not defined herein have the meanings assigned to such terms in the accompanying prospectus or in the Subordinated Indenture.

GENERAL

    The notes constitute a series of Subordinated Debt Securities described in the accompanying Prospectus to be issued under the Indenture, dated as of November 1, 1995 (the 'Subordinated Indenture'), between the Corporation and The Bank of New York, as trustee, as supplemented by a supplemental indenture dated as of May , 2003, between the Corporation and Bank One Trust Company, National Association, as trustee for the notes (the 'Trustee'). The notes will be limited to $100,000,000 aggregate principal amount, will be direct, unsecured, subordinated obligations of the Corporation and will mature on May 15, 2013.

    The notes will bear interest at the annual rate shown on the cover page of this prospectus supplement from May , 2003, payable semiannually in arrears on each May 15 and November 15, commencing November 15, 2003, to the persons in whose names the notes are registered at the close of business on the preceding May 1 or November 1.

    We will have the ability, in addition to the ability to issue notes with terms the same as or different from those of the notes being issued hereby, to 'reopen' this issue of notes and issue additional notes or establish additional terms of the notes being issued hereby.

    The notes will be issued in the form of a fully registered permanent global note registered in the name of a nominee of the Depositary as described under 'Description of Debt Securities -- Global Securities' in the accompanying prospectus. The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the New York Uniform Commercial Code and a 'clearing agency' registered pursuant to Section 17A of the Exchange Act. The Depositary holds securities that its participants deposit with the Depositary. The Depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

    The notes are not redeemable prior to maturity and do not provide for any sinking fund.

SUBORDINATION

    As described in the accompanying prospectus, the notes are subordinated to all of our existing and future Senior Indebtedness and, in certain circumstances, to all Other Financial Obligations. The notes will rank equally with our Existing Subordinated Indebtedness, subject to the holders of the notes being obligated in certain circumstances to pay over any Excess Proceeds to Entitled Persons in respect of Other Financial Obligations as described in the accompanying prospectus, while holders of Existing Subordinated Indebtedness are not so obligated. See 'Description of Debt Securities -- Subordination of the Subordinated Debt Securities' in the accompanying prospectus. As of December 31, 2002, the Corporation had no long-term Senior Indebtedness, an aggregate of $25.7 million in short-term Senior Indebtedness, an aggregate of $74.8 million of Existing Subordinated Indebtedness and no Other

Financial Obligations outstanding, respectively. The Subordinated Indenture does not prohibit or limit our incurrence of additional indebtedness, senior or subordinated, or Other Financial Obligations.

    As described in the accompanying prospectus, payment of the principal of the notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Corporation. There is no right of acceleration in the case of a default in the performance of any of our covenants, including the failure to pay principal of or interest on the notes when due. See 'Description of Debt Securities -- Defaults -- The Subordinated Indenture' in the accompanying prospectus.

DEFEASANCE AND DISCHARGE

    The defeasance provisions of the Subordinated Indenture described under 'Description of Debt Securities -- Defeasance and Discharge' in the accompanying prospectus will apply to the notes.

TRUSTEE

    Bank One Trust Company, National Association, a national banking association, will serve as the Trustee with respect to the notes.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the underwriting agreement between us and FTN Financial Securities Corp. (the 'Underwriter'), the Underwriter has agreed to purchase from the Corporation all of the notes.

    The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the notes if any are purchased. The Underwriter reserves the right to withdraw, cancel or modify offers to investors and to reject orders in whole or in part.

    We have agreed not to sell or transfer any notes, any similar debt securities or any securities convertible into or exercisable or exchangeable for notes or similar securities from the date of this offering circular until completion of the distribution of the notes without first obtaining the written consent of the Underwriter. Specifically, we have agreed not to offer, sell, contract to sell or otherwise dispose of any such securities,

          sell or grant any option, right or warrant for the sale of any such securities, or enter into any swap or other derivatives transaction that transfers benefits or risks of ownership of any such securities.

    There is currently no public market for the notes. We do not intend to apply for listing of the notes on any national securities exchange. We have been advised by the Underwriter that, following completion of the initial offering of the notes, it presently intends to make a market in the notes although it is under no obligation to do so and may discontinue any market-making activities at any time without notice. Accordingly, there can be no assurance as to whether an active trading market for the notes will develop or, if a public market develops, as to the liquidity of the trading market for the notes.

    The Underwriter, an indirect, wholly-owned broker-dealer subsidiary of the Corporation, is a member of the National Association of Securities Dealers, Inc. (the 'NASD'). Accordingly, the offering of the notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD. NASD members will not confirm initial sales to accounts over which they exercise discretionary authority without the prior specific written approval of the customer. We estimate that our share of the total expenses of the offering, excluding
underwriting commissions, will be approximately $        .

    The following table shows the underwriting commissions to be paid to the Underwriter by us in connection with this offering (expressed as a dollar amount and a percentage of the principal amount of the notes):

                                                       PAID BY US
                                                     --------------
Per note...........................................  $            %
Total..............................................  $            %

    Underwriting discounts or commissions in connection with sales of notes under the accompanying prospectus will not exceed 8%.

    The Underwriter and affiliates of the Underwriter, in the ordinary course of business, engage in transactions with and perform services for the Corporation that may include, among other things, investment banking transactions and services.

    In connection with the offering, the Underwriter may engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the Underwriter creates a short position in the notes in connection with the offering, i.e., if it sells more notes than are listed on the cover page of this prospectus supplement, the Underwriter may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases.

    Neither we nor the Underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the Underwriter make any representation that the Underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the Underwriter may be required to make in respect thereof.

    The Underwriter has advised us that it proposes to offer the notes to the public initially at a price to the public set forth on the cover page of this prospectus supplement and to certain dealers (who may include the Underwriter)
at such price less a concession not to exceed    % of the principal amount of
the notes. The Underwriter may allow, and such dealers may re-allow, discounts
not in excess of    % of the principal amount of the notes to any other
underwriter and other dealers.

    FTN Financial Securities Corp. may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the notes. FTN Financial Securities Corp. may act as principal or agent in these transactions and the sales will be made at prices related to prevailing market prices at the time of sale.

                             VALIDITY OF THE NOTES

    The validity of the notes will be passed upon for us by Baker, Donelson, Bearman & Caldwell, Memphis, Tennessee, and for the Underwriter by Sidley Austin Brown & Wood LLP, New York, New York. Certain other matters will be passed upon for us by Clyde A. Billings, Jr., our Senior Vice President and Assistant General Counsel. Sidley Austin Brown & Wood LLP will rely as to all matters of Tennessee law on the opinion of each of Baker, Donelson, Bearman & Caldwell and Mr. Billings. Each of Baker, Donelson, Bearman & Caldwell and Mr. Billings will rely as to all matters of New York law on the opinion of Sidley Austin Brown & Wood LLP. Mr. Billings owns 49,100 shares of the Corporation's common stock, including shares owned beneficially, shares to be acquired upon exercise of options, shares held in the Corporation's 401(k) plan and shares as to which Mr. Billings has deferred receipt.

                                    EXPERTS

    Our consolidated financial statements and schedules as of December 31, 2002 and for the year then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent public accountants, and upon the authority of said firm as experts in accounting and auditing.

    Our consolidated financial statements and schedules as of December 31, 2001 and for the years ended December 31, 2001 and 2000 included in our Annual Report on Form 10-K for the year ended December 31, 2002 have been incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon the report of Arthur Andersen LLP, independent public accountants, and upon the authority of said firm as experts in accounting and auditing.

    Because we have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus supplement as having certified our financial statements as of December 31, 2001 and for the two years ended December 31, 2001, as required by Section 7 of the Securities Act, we have dispensed with the filing of their consent in reliance on Rule 437a promulgated under the Securities Act. Consequently, your ability to assert claims against Arthur Andersen LLP will be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen LLP under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements. Therefore, your right of recovery under that section will be limited.

    On May 16, 2002, we filed a Current Report on Form 8-K dated May 15, 2002 announcing that our board of directors engaged KPMG LLP as independent public accountants for the fiscal year 2002, replacing Arthur Andersen LLP. The decision to change independent public accountants was not the result of any disagreement with Arthur Andersen LLP on matters of accounting principles or practices, financial statement disclosure or auditing scope and procedure.

PROSPECTUS

                                  $300,000,000

                      FIRST TENNESSEE NATIONAL CORPORATION
               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK

                                -------------------

    First Tennessee National Corporation ('First Tennessee' or the 'Corporation') may offer from time to time in one or more series (i) debt securities ('Debt Securities'), consisting of debentures, notes and/or other unsecured evidences of indebtedness, which may be senior ('Senior Debt Securities') or subordinated ('Subordinated Debt Securities'), (ii) preferred stock, without par value, of the Corporation ('Preferred Stock') or (iii) common stock, par value $2.50 per share, of the Corporation ('Common Stock') (the Debt Securities, Preferred Stock and Common Stock are collectively referred to as the 'Securities'), at an aggregate initial offering price not to exceed U.S. $300,000,000, at prices and on terms to be determined at the time of sale. The Senior Debt Securities when issued will rank on a parity with all other unsecured and unsubordinated indebtedness of the Corporation, and the Subordinated Debt Securities when issued will be subordinated as described herein under 'Description of Debt Securities -- Subordination of the Subordinated Debt Securities.' The Debt Securities, Preferred Stock and Common Stock may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in the applicable supplement or supplements to this Prospectus (each a 'Prospectus Supplement').

    The accompanying Prospectus Supplement sets forth with regard to the particular Securities in respect of which this Prospectus is being delivered (i) in the case of Debt Securities, the title, aggregate principal amount, denominations, maturity, rate of interest, if any (which may be fixed or variable), or method of calculation thereof, time of payment of any interest, any terms for redemption at the option of the Corporation or the holder, any terms for sinking fund payments, subordination terms, if any, any conversion or exchange rights, and the initial public offering price and the terms of the offering thereof, (ii) in the case of Preferred Stock, the specific title, the number of shares, any dividend, liquidation, redemption, conversion, voting or other rights and whether interests in such Preferred Stock will be evidenced by Depositary Shares (as defined herein) and in such event the Depositary (as defined herein), the initial offering price and the terms of the offering thereof and (iii) in the case of Common Stock, the number of shares, the initial offering price and the terms of the offering thereof.

    The Common Stock of the Corporation is quoted through the NASDAQ National Market System under the symbol 'FTEN.' The accompanying Prospectus Supplement also contains information, where applicable, as to any listing on a securities exchange of the Securities covered by such Prospectus Supplement.

    The Corporation may sell Securities to or through underwriters acting as principals for their own account or as agents, and also may sell Securities directly to other purchasers or through agents designated from time to time. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the amounts of Securities, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See 'Plan of Distribution.'

                         -------------------

THE DEBT SECURITIES WILL BE UNSECURED OBLIGATIONS OF THE CORPORATION
   AND NO SECURITIES OFFERED HEREBY WILL BE SAVINGS ACCOUNTS, DEPOSITS OR
     OTHER OBLIGATIONS OF ANY BANK SUBSIDIARY OF THE CORPORATION OR WILL
       BE INSURED BY THE BANK INSURANCE FUND OR THE SAVINGS
           ASSOCIATION INSURANCE FUND OF THE FEDERAL DEPOSIT
               INSURANCE CORPORATION OR BY ANY OTHER
                  GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                 A CRIMINAL OFFENSE.

                         -------------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 23, 1994

                             AVAILABLE INFORMATION

    The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). The reports, proxy statements and other information filed by the Corporation with the Commission can be inspected and copied at the Commission's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such information can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    This Prospectus constitutes a part of a registration statement on Form S-3 (the 'Registration Statement') filed by the Corporation with the Commission under the Securities Act of 1933, as amended (the 'Securities Act'). As permitted by the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Corporation and the Securities offered hereby. Statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement, incorporated by reference herein or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents have been filed by the Corporation with the Commission and are hereby incorporated by reference into this Prospectus: (1) the Corporation's Current Report on Form 8-K, dated October 1, 1993, filed October 18, 1993; (2) the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1993; (3) the description of the Corporation's Common Stock included in the Corporation's registration statement on Form 10 (File No. 0-4491) filed on April 14, 1970 pursuant to Section 12 of the Exchange Act (and any amendments or reports filed for the purpose of updating the description); and (4) the description of the Corporation's rights to purchase Participating Preferred Stock (the 'Rights') included in the Corporation's registration statement on Form 8-A (File No. 0-4491) filed on September 8, 1989 pursuant to Section 12 of the Exchange Act. All other documents and reports filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such reports and documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    The Corporation will provide without charge to each person to whom a copy of this Prospectus is delivered, on written or oral request of such person, a copy of any or all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to the Treasurer of the Corporation, 165 Madison Avenue, Memphis, Tennessee 38103; telephone number (901) 523-4444.

                                THE CORPORATION

    The Corporation is a Tennessee corporation incorporated in 1968 and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the 'BHCA'). Through First Tennessee Bank National Association (the 'Bank') and its other subsidiaries, the Corporation provides a broad range of financial services. At December 31, 1993, the Corporation had consolidated total assets of approximately $9.6 billion and consolidated total deposits of approximately $7.1 billion. As of December 31, 1993, the Corporation ranked 63rd among bank holding companies in the United States and first among bank holding companies headquartered in Tennessee in terms of total assets.

    The Corporation operates principally through the Bank, which as of December 31, 1993 was the largest commercial bank headquartered in Tennessee both in terms of total assets and deposits. At December 31, 1993, the Bank had total assets of approximately $9.4 billion and total deposits of approximately $7.0 billion. The Bank conducts a broad range of retail and commercial banking and fiduciary services and had 211 banking locations at December 31, 1993. The Bank also offers a comprehensive range of financial services, including bond broker/agency services, mortgage banking and check clearing, to companies nationally. Bond broker/agency services provided by the Bank consist primarily of the sale of bank-eligible securities to other financial institutions. Subsidiaries of the Corporation and the Bank are engaged primarily in providing mortgage banking, integrated check processing solutions, discount brokerage, equipment finance, venture capital, investment management and credit life insurance.

    The Corporation coordinates the financial resources of the consolidated enterprise and maintains systems of financial, operational and administrative control that allow coordination of selected policies and activities. The Corporation derives substantially all of its consolidated total revenues from the banking business of its subsidiaries. The Corporation's principal executive offices are located at 165 Madison Avenue, Memphis, Tennessee 38103; telephone:
(901) 523-4444.

                                USE OF PROCEEDS

    The Corporation intends to use the net proceeds of the sales of the Securities for general corporate purposes, which may include the reduction of indebtedness, investments in or extensions of credit to existing and future subsidiaries and the financing of acquisitions or such other uses as may be set forth in the accompanying Prospectus Supplement.

              CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

    For purposes of the following ratios, (i) earnings represent income from continuing operations before income taxes, plus fixed charges, (ii) fixed charges represent interest expense (excluding interest on deposits where indicated) plus the estimated interest component of net rental expense and
(iii) combined fixed charges and preferred stock dividend requirements represent interest expense (excluding interest on deposits where indicated), and an amount equal to the pre-tax earnings required to meet applicable preferred stock dividend requirements and the estimated interest component of net rental expense. There were no shares of preferred stock outstanding during any of the periods below indicated and therefore the ratio of earnings to combined fixed charges and preferred stock dividend requirements would have been the same as the ratio of earnings to fixed charges for each period indicated.

                                                                     YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------
                                                           1993      1992      1991      1990      1989
                                                           ----      ----      ----      ----      ----
Ratio of earnings to fixed charges:
    Including interest on deposits.......................  1.77x     1.52x     1.28x     1.19x     1.12x
    Excluding interest on deposits.......................  4.69x     4.47x     2.94x     2.13x     1.67x

                           SUPERVISION AND REGULATION

    The following discussion sets forth certain of the elements of the comprehensive regulatory framework applicable to bank holding companies and banks and provides certain specific information relevant to the Corporation and its subsidiaries. Federal regulation of financial institutions such as the Corporation and its subsidiaries is intended primarily for the protection of depositors and the Federal Deposit Insurance Corporation Bank Insurance Fund rather than shareholders or other creditors. See also 'Available Information' and 'Incorporation of Certain Documents by Reference.'

GENERAL

    As a bank holding company, the Corporation is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the 'Federal Reserve Board') under the BHCA. Under the BHCA, bank holding companies may not in general directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. The BHCA also restricts the types of activities in which a bank holding company and its subsidiaries may engage. Generally, activities are limited to banking and activities found by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

    In addition, the BHCA generally prohibits the Federal Reserve Board from approving an application by a bank holding company to acquire shares of a bank or bank holding company located outside the acquiror's principal state of operations unless such an acquisition is specifically authorized by statute in the state in which the bank or bank holding company whose shares are to be acquired is located. Tennessee has adopted legislation that authorizes nationwide interstate bank acquisitions, subject to certain state law reciprocity requirements, including the filing of an application with and approval of the Tennessee Commissioner of Financial Institutions. The Tennessee Bank Structure Act of 1974 prohibits a bank holding company from acquiring any bank in Tennessee if the banks that it controls hold 16 1/2% or more of the total deposits in individual, partnership and corporate demand and other transaction accounts, savings accounts and time deposits in all federally insured financial institutions in Tennessee, subject to certain limitations and exclusions. As of December 31, 1993, the Corporation estimates that its subsidiary banks (the 'Subsidiary Banks') held approximately 12% of such deposits. Also, under this act, no bank holding company may acquire any bank in operation for less than five years or begin a de novo bank in any county in Tennessee with a population, in 1970, of 200,000 or less, subject to certain exceptions. Under Tennessee law, branch banking is permitted in any county in the state.

    The Subsidiary Banks are subject to supervision and examination by applicable federal and state banking agencies. The Bank is a national banking association subject to regulation and supervision by the Comptroller of the Currency (the 'Comptroller') as its primary federal regulator, as is First Tennessee Bank National Association Mississippi, which is headquartered in Southaven, Mississippi. The remaining Subsidiary Bank, Peoples and Union Bank, is a Tennessee state-chartered bank that is not a member of the Federal Reserve System, and therefore is subject to the regulations of and supervision by the Federal Deposit Insurance Corporation (the 'FDIC') as well as state banking authorities. In addition, all of the Subsidiary Banks are insured by, and subject to regulation by, the FDIC. The Subsidiary Banks are subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made, activities that may be engaged in, and types of services that may be offered. Various consumer laws and regulations also affect the operations of the Subsidiary Banks. In addition to the impact of such regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

PAYMENT OF DIVIDENDS

    The Corporation is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of the Corporation, including cash flow to pay dividends on its stock or principal (premium, if any) and interest on debt securities, is dividends from the Subsidiary Banks. There are statutory and regulatory limitations on the payment of dividends by the Subsidiary Banks to the Corporation, as well as by the Corporation to its shareholders.

    Each Subsidiary Bank that is a national bank is required by federal law to obtain the prior approval of the Comptroller for the payment of dividends if the total of all dividends declared by the board of directors of such Subsidiary Bank in any year will exceed the total of (i) its net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. A national bank also can pay dividends only to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

    State-chartered banks are subject to varying restrictions on the payment of dividends under applicable state laws. With respect to Peoples and Union Bank, Tennessee law imposes dividend restrictions substantially similar to those imposed under federal law on national banks, as described above.

    If, in the opinion of the applicable federal bank regulatory authority, a depository institution or a holding company is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution or holding company, could include the payment of dividends), such authority may require that such institution or holding company cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's or holding company's capital base to an inadequate level would be such an unsafe and unsound banking practice. Moreover, the Federal Reserve Board, the Comptroller and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

    In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ('FDICIA'), an FDIC-insured depository institution may not make capital distributions (including the payment of dividends) or pay any management fees to its holding company or pay any dividend if it is undercapitalized or if such payment would cause it to become undercapitalized. See '-- FDICIA.'

    At December 31, 1993, under dividend restrictions imposed under applicable federal and state laws, the Subsidiary Banks, without obtaining regulatory approval, could legally declare aggregate dividends of approximately $168.2 million.

    The payment of dividends by the Corporation and the Subsidiary Banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

TRANSACTIONS WITH AFFILIATES

    There are various legal restrictions on the extent to which the Corporation and its nonbank subsidiaries can borrow or otherwise obtain credit from the Subsidiary Banks. There are also legal restrictions on the Subsidiary Banks' purchases of or investments in the securities of and purchases of assets from the Corporation and its nonbank subsidiaries, a Subsidiary Bank's loans or extensions of credit to third parties collateralized by the securities or obligations of the Corporation and its nonbank subsidiaries, the issuance of guarantees, acceptances and letters of credit on behalf of the Corporation and its nonbank subsidiaries, and certain bank transactions with the Corporation and its nonbank subsidiaries, or with respect to which the Corporation and its nonbank subsidiaries act as agent, participate or have a financial interest. Subject to certain limited exceptions, a Subsidiary Bank (including for purposes of this paragraph all subsidiaries of such Subsidiary Bank) may not extend credit to the Corporation or to any other affiliate (other than another Subsidiary Bank and certain exempted affiliates) in an amount which exceeds 10% of the Subsidiary Bank's capital stock and surplus and may not extend credit in the aggregate to all such affiliates in an amount which exceeds 20% of its capital stock and surplus. Further, there are legal requirements as to the type, amount and quality of collateral which must secure such extensions of credit by the Subsidiary Banks to the Corporation or to such other affiliates. Finally, extensions of credit and other transactions between a Subsidiary Bank and the Corporation or other such affiliates must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to such Subsidiary Bank as those prevailing at the time for comparable transactions with non-affiliated companies.

CAPITAL ADEQUACY

    The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. The minimum guideline for the ratio of total capital ('Total Capital') to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%. At least half of the Total Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and other intangible assets, subject to certain exceptions ('Tier 1 Capital'). The remainder may consist of qualifying subordinated debt, certain types of mandatory convertible securities and perpetual debt, other preferred stock and a limited amount of loan loss reserves. At December 31, 1993, the Corporation's consolidated Tier 1 Capital and Total Capital ratios were 9.60% and 12.14%, respectively.

    In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets subject to certain exceptions (the 'Leverage Ratio'), of 3% for bank holding companies that meet certain specific criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of at least 100 to 200 basis points. The Corporation's Leverage Ratio at December 31, 1993 was 6.55%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a 'tangible Tier 1 Capital leverage ratio' (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

    Each of the Subsidiary Banks is subject to risk-based and leverage capital requirements similar to those described above adopted by the Comptroller or the FDIC, as the case may be. The Corporation believes that each of the Subsidiary Banks was in compliance with applicable minimum capital requirements as of December 31, 1993. Neither the Corporation nor any of the Subsidiary Banks has been advised by any federal banking agency of any specific minimum Leverage Ratio requirement applicable to it.

    Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business and in certain circumstances to the appointment of a conservator or receiver. See '-- FDICIA.'

    All of the federal banking agencies have proposed regulations that would add an additional risk-based capital requirement based upon the amount of an institution's exposure to interest rate risk.

HOLDING COMPANY STRUCTURE AND SUPPORT OF SUBSIDIARY BANKS

    Because the Corporation is a holding company, its right to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors (including depositors in the case of the Subsidiary Banks) except to the extent that the Corporation may itself be a creditor with recognized claims against the subsidiary. In addition, depositors of a bank, and the FDIC as their subrogee, would be entitled to priority over other creditors in the event of liquidation of a bank subsidiary.

    Under Federal Reserve Board policy, the Corporation is expected to act as a source of financial strength to, and to commit resources to support, each of the Subsidiary Banks. This support may be required at times when, absent such Federal Reserve Board policy, the Corporation may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

CROSS-GUARANTEE LIABILITY

    Under the Federal Deposit Insurance Act (the 'FDIA'), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution 'in danger of default.' 'Default' is defined generally as the appointment of a conservator or receiver and 'in danger of default' is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The Subsidiary Banks are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of the Subsidiary Banks would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the Corporation's other Subsidiary Banks and a potential loss of the Corporation's investment in such other Subsidiary Banks.

FDICIA

    FDICIA, which was enacted on December 19, 1991, substantially revised the depository institution regulatory and funding provisions of the FDIA and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take 'prompt corrective action' in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: 'well capitalized,' 'adequately capitalized,' 'undercapitalized,' 'significantly undercapitalized' and 'critically undercapitalized.' Under applicable regulations, an FDIC-insured depository institution is defined to be well capitalized if it maintains a Leverage Ratio of at least 5%, a risk-adjusted Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if it meets all of its minimum capital requirements as described above. An insured depository institution will be considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it has a Total Risk-Based Capital Ratio of less than 6%, a Tier 1 Risk-Based Capital Ratio of less than 3% or a Leverage Ratio of less than 3% and critically undercapitalized if it fails to maintain a level of tangible equity equal to at least 2% of total assets. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

    FDICIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan for the plan to be accepted by the applicable federal regulatory authority. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

    Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized,

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

requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator, generally within 90 days of the date on which they become critically undercapitalized.

    The Corporation believes that at December 31, 1993 all of the Subsidiary Banks were well capitalized under the criteria discussed above.

    Various other legislation, including proposals to revise the bank regulatory system and to limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress.

BROKERED DEPOSITS AND 'PASS-THROUGH' INSURANCE

    The FDIC has adopted regulations under FDICIA governing the receipt of brokered deposits and 'pass-through' insurance. Under the regulations, a bank cannot accept or rollover or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A bank that cannot receive brokered deposits also cannot offer 'pass-through' insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized bank may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a bank that is well capitalized. Because it believes that all the Subsidiary Banks were well capitalized as of December 31, 1993, the Corporation believes the brokered deposits regulation will have no present effect on the funding or liquidity of any of the Subsidiary Banks.

FDIC INSURANCE PREMIUMS

    The Subsidiary Banks are required to pay semiannual FDIC deposit insurance assessments. As required by FDICIA, the FDIC adopted a risk-based premium schedule which has increased the assessment rates for most FDIC insured depository institutions. Under the new schedule, the premiums initially range from $.23 to $.31 for every $100 of deposits. Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors and other information relevant to the institution's financial condition and the risk posed to the applicable FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC.

    The FDIC is authorized by federal law to raise insurance premiums in certain circumstances. Any increase in premiums would have an adverse effect on the Subsidiary Banks' and the Corporation's earnings.

    Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank regulatory agency.

DEPOSITOR PREFERENCE

    The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including the Senior Securities, in the 'liquidation or other resolution' of such an institution by any receiver.

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered hereunder (the 'Offered Debt Securities'), including the nature of any

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variations from the following general provisions applicable to such Offered Debt
Securities, are described in the accompanying Prospectus Supplement relating to such Offered Debt Securities.

    Senior Debt Securities are to be issued under an Indenture (the 'Senior Indenture'), between the Corporation and the trustee named in the applicable Prospectus Supplement as the trustee therefor (the 'Senior Trustee'). Subordinated Debt Securities are to be issued under an Indenture (the 'Subordinated Indenture'), between the Corporation and The First National Bank of Chicago as the trustee therefor (the 'Subordinated Trustee'). Copies of the forms of the Senior Indenture and the Subordinated Indenture have been filed as exhibits to the Registration Statement of which this Prospectus is a part. The Senior Indenture and the Subordinated Indenture are sometimes herein referred to collectively as the 'Indentures' and the Senior Trustee and the Subordinated Trustee are sometimes herein referred to collectively as the 'Trustees.' The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities, the Senior Indenture and the Subordinated Indenture, as modified or superseded by any applicable Prospectus Supplement, are brief summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture applicable to a particular series of Debt Securities (the 'Applicable Indenture'), including the definitions therein of certain terms. Whenever particular provisions or defined terms in one or both of the Indentures are referred to, such provisions or defined terms are incorporated herein by reference. Section references used herein are references to the Applicable Indenture. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Applicable Indenture.

GENERAL

    The Debt Securities will be limited to the aggregate initial offering price specified on the cover page of this Prospectus and will be direct, unsecured obligations of the Corporation. The Debt Securities will not be deposits or other obligations of a savings association or a bank and will not be insured by the FDIC or any other governmental agency.

    The Indentures do not limit the aggregate principal amount of Debt Securities or of any particular series of Debt Securities which may be issued thereunder and provide that Debt Securities issued thereunder may be issued from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. (Section 301). The Indentures do not limit the amount of other debt (including additional Senior Indebtedness or Other Financial Obligations, each as defined in the Subordinated Indenture) that may be issued by the Corporation and do not contain financial or similar restrictive covenants. The Corporation expects from time to time to incur additional indebtedness constituting Senior Indebtedness and Other Financial Obligations. The Indentures provide that there may be more than one trustee (each, an 'Applicable Trustee') under the Indentures with respect to different series of Debt Securities.

    Because the Corporation is a holding company and a legal entity separate and distinct from its subsidiaries, the rights of the Corporation to participate in any distribution of assets of any subsidiary upon its liquidation of assets or reorganization or otherwise (and thus the ability of Holders of Debt Securities to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation itself may be a creditor of that subsidiary with recognized claims. Claims on the Corporation's Subsidiary Banks by creditors other than the Corporation include substantial obligations with respect to deposit liabilities (which have priority in liquidation) and federal funds purchased, securities sold under repurchase agreements, other short-term borrowing and various other financial obligations.

    The Indentures do not contain any provision intended to provide protection to Holders of Debt Securities against a sudden or dramatic decline in credit quality of the Corporation that could result from a takeover, recapitalization, special dividend or other restructuring, although the Corporation's (or a third party's) ability to engage in such transactions may be regulated or limited by various bank regulatory agencies.

    Reference is made to the accompanying Prospectus Supplement for the following terms of the Offered Debt Securities offered thereby: (1) the title of the Offered Debt Securities; (2) whether the

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

Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (3) any limit upon the aggregate principal amount of the Offered Debt Securities and the percentage of such principal amount at which such Offered Debt Securities may be issued; (4) the date or dates on which the principal of the Offered Debt Securities is scheduled to become payable (the 'Stated Maturity'); (5) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, or the method of determining such rate or rates, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Date for the interest payable on any Interest Payment Date, the Person to whom interest or principal on any Offered Debt Security of such series will be payable, if other than the Person in whose name that Offered Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest and the extent to which, or the manner in which, any interest payable on a permanent global Offered Debt Security on an Interest Payment Date will be paid;
(6) if other than the location specified in this Prospectus, the place or places where the principal of and premium, if any, and interest on the Offered Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions or otherwise, or may, pursuant to any optional sinking fund provisions or otherwise, be redeemed in whole or in part by the Corporation; (8) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be repaid, in whole or in part, at the option of the Holders thereof; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (10) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (11) if other than U.S. dollars, the currency or currency unit of payment of principal and premium, if any, and interest on such Offered Debt Securities, and any index used to determine the amount of payment of principal or premium, if any, and interest on such Offered Debt Securities; (12) whether the Offered Debt Securities are to be issuable in permanent global form and, in such case, the initial depositary with respect thereto and the circumstances under which such permanent global Offered Debt Security may be exchanged; (13) whether the subordination provisions summarized below, or different subordination provisions, including a different definition of 'Senior Indebtedness,' 'Entitled Persons,' 'Existing Subordinated Indebtedness' or 'Other Financial Obligations,' shall apply to the Offered Debt Securities that are Subordinated Debt Securities; (14) in the case of convertible Subordinated Debt Securities, whether the conversion provisions summarized below, or different conversion provisions, shall apply to the Offered Debt Securities that are convertible Subordinated Debt Securities, and the Initial Conversion Price, the Initial Conversion Date and the Final Conversion Date therefor and any other terms relating to the conversion thereof into Common Stock of the Corporation; and
(15) any other terms of the Offered Debt Securities not specified in this Prospectus. (Section 301).

FORM, REGISTRATION AND TRANSFER

    Unless otherwise indicated in the applicable Prospectus Supplement, principal, premium, if any, and interest, if any, on the Debt Securities will be payable, and the Debt Securities will be transferable, at the agency or office of the Corporation maintained for such purpose in the Borough of Manhattan, The City of New York except that interest may be paid at the option of the Corporation by check mailed to the address of the Holder entitled thereto as it appears on the Security Register. (Sections 301, 305 and 1002).

    The Corporation, the Trustee and any agent of the Corporation or Trustee may treat the Person in whose name an Offered Debt Security is registered as the owner for all purposes, including for the purpose of receiving payment of principal (and premium, if any) and interest on such Offered Debt Security.

    Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form, without coupons (the 'Registered Securities'), in denominations of $1,000 and any integral multiple thereof. (Section 302). The Indentures provide that Offered Debt Securities of any series may be issuable in permanent global form. (Section 301). No service charge will

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

be made for any registration of transfer or exchange of the Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305).

    Both Senior Debt Securities and Subordinated Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement. 'Original Issue Discount Security' means any Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof in accordance with the terms of the Applicable Indenture. (Section 101).

    Reference is made to the applicable Prospectus Supplement relating to any series of Debt Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such series of Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ('Global Securities') that will be deposited with, or on behalf of, a depositary (the 'Global Depositary') identified in the applicable Prospectus Supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities in definitive form represented thereby, a Global Security may not be transferred except as a whole by the Global Depositary for such Global Security to a nominee of such Global Depositary or by a nominee of such Global Depositary to such Global Depositary or another nominee of such Global Depositary or by such Global Depositary or any such nominee to a successor of such Global Depositary or a nominee of such successor. (Section
305).

    The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the applicable Prospectus Supplement. The Corporation anticipates that the following provisions will generally apply to all depositary arrangements although no assurance can be given that such will be the case.

    Upon the issuance of a Global Security, the Global Depositary or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Global Depositary ('participants'). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or by the Corporation, if such Debt Securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Global Depositary or its nominee for such Global Securities (with respect to interests of participants) and the records of participants (with respect to persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Global Depositary, or its nominee, is the owner of a Global Security, such Global Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Applicable Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Applicable Indenture.

    Subject to the restrictions discussed under 'Description of Debt Securities -- Form, Registration and Transfer,' payment of principal of, premium, if any, and interest, if any, on, Debt Securities

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

registered in the name of or held by a Global Depositary or its nominee will be made to the Global Depositary or its nominee, as the case may be, as the registered owner or the Holder of the Global Security representing such Debt Securities. None of the Corporation, the Applicable Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Corporation expects that the Global Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium, if any, or any interest in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Global Depositary or its nominee. The Corporation also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in 'street name,' and will be the responsibility of such participants.

    If the Global Depositary for Debt Securities of a series is at any time unwilling, unable or ineligible to continue as Global Depositary and a successor Global Depositary is not appointed by the Corporation within 90 days or an Event of Default has occurred and is continuing, the Corporation will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing the Debt Securities of such series. In addition, the Corporation may at any time and in its sole discretion, subject to any limitations described in the applicable Prospectus Supplement, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such Debt Securities. Further, if the Corporation so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Corporation and the Global Depositary for such Global Security, receive Debt Securities of such series in definitive form in exchange for such beneficial interests, subject to any limitations described in the applicable Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities).

SUBORDINATION OF THE SUBORDINATED DEBT SECURITIES

    The payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Unless otherwise specified in the applicable Prospectus Supplement, in certain events of insolvency, the payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial Obligations. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Corporation, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of or interest on the Subordinated Debt Securities (Section 402 of the Subordinated Indenture). If upon any such payment or distribution of assets to creditors there remains, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amount of cash, property or securities available for payment or distribution in respect of Subordinated Debt Securities (defined in the Subordinated Indenture as 'Excess Proceeds') and if, at such time, any Entitled Persons (as defined in the Subordinated Indenture) in respect of Other Financial Obligations

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

have not received payment in full of all amounts due or to become due on or in respect of such Other Financial Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities. (Section 1415 of the Subordinated Indenture). In the event of the acceleration of the Maturity of any Subordinated Debt Securities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of, premium, if any, or interest on the Subordinated Debt Securities. No payments on account of the principal of, or premium, if any, or interest on the Subordinated Debt Securities or on account of the purchase or acquisition thereof shall be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness, or an event of default with respect to Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 1404 of the Subordinated Indenture).

    By reason of such subordination in favor of the holders of Senior Indebtedness, in the event of insolvency, creditors of the Corporation who are not holders of Senior Indebtedness or Holders of the Subordinated Debt Securities may recover less, ratably, than the holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Subordinated Debt Securities. By reason of the obligation of the Holders of Subordinated Debt Securities to pay over any Excess Proceeds to Entitled Persons in respect to Other Financial Obligations, in the event of insolvency, holders of Existing Subordinated Indebtedness may recover less, ratably, than Entitled Persons in respect of Other Financial Obligations and may recover more, ratably, than the Holders of Subordinated Debt Securities (other than Existing Subordinated Indebtedness).

    Unless otherwise specified in the applicable Prospectus Supplement, 'Senior Indebtedness' of the Corporation is defined in the Subordinated Indenture to mean the principal of, premium, if any, and interest on (1) all indebtedness of the Corporation (including indebtedness of others guaranteed by the Corporation), other than the Subordinated Debt Securities and obligations on account of Existing Subordinated Indebtedness, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed which is (i) for money borrowed or (ii) evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets of any kind, and (2) amendments, renewals, extensions, modifications or refundings of any such indebtedness, unless in any case in the instrument creating or evidencing such indebtedness or pursuant to which the same is outstanding it is provided that such indebtedness is not superior in right of payment to the Subordinated Debt Securities or is to rank pari passu with or subordinate to the Subordinated Debt Securities. (Section 101 of the Subordinated Indenture).

    Unless otherwise specified in the applicable Prospectus Supplement, 'Other Financial Obligations' means (a) all obligations of the Corporation under direct credit substitutes, (b) obligations of, or any such obligation directly or indirectly guaranteed by, the Corporation for purchased money or funds, (c) any deferred obligation of, or any such obligation directly or indirectly guaranteed by, the Corporation incurred in connection with the acquisition of any business, properties or assets not evidenced by a note or similar instrument given in connection therewith, and (d) all obligations of the Corporation to make payment pursuant to the terms of financial instruments, such as (1) securities contracts and foreign currency exchange contracts, (2) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity option contracts, and (3) in the case of both (1) and (2) above, similar financial instruments, other than (x) obligations on account of Senior Indebtedness, and (y) obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Subordinated Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, 'Entitled Person' means any person who is entitled to payment pursuant to the terms of Other Financial Obligations. (Section 101 of the Subordinated Indenture).

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    Unless otherwise specified in the applicable Prospectus Supplement,
'Existing Subordinated Indebtedness' means the obligations of the Corporation under securities issued pursuant to the indenture, dated as of June 1, 1987, between the Corporation and Security Pacific National Trust Company (New York), as trustee, relating to the Corporation's 10 3/8% Subordinated Capital Notes due 1999 (the 'Subordinated Capital Notes'). (Section 101 of the Subordinated Indenture). As of the date of this Prospectus, there was outstanding approximately $75.0 million aggregate principal amount of Existing Subordinated Indebtedness.

    The Corporation's obligations under the Subordinated Debt Securities shall rank pari passu in right of payment with each other and with the Existing Subordinated Indebtedness, subject (unless otherwise specified in the applicable Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby) to the obligations of the Holders of Subordinated Debt Securities (other than Existing Subordinated Indebtedness) to pay over any Excess Proceeds to Entitled Persons in respect of Other Financial Obligations as provided in the Subordinated Indenture.

    The applicable Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series offered thereby.

CONVERSION OF THE SUBORDINATED DEBT SECURITIES

    If so specified in the applicable Prospectus Supplement, Subordinated Debt Securities offered hereby will be convertible into Common Stock of the Corporation prior to redemption during the time period specified in the applicable Prospectus Supplement, initially at the Initial Conversion Price therefor specified in such Prospectus Supplement ('Convertible Subordinated Debt Security'). (Section 1501 of the Subordinated Indenture).

    The conversion price will be subject to adjustment in certain events, including (i) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Corporation, (ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined), (iii) subdivisions, combinations and reclassifications of Common Stock, and (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Corporation or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid in cash out of the retained earnings of the Corporation). In addition to the foregoing adjustments, the Corporation will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock. (Section 1504 of the Subordinated Indenture). In case of certain consolidations or mergers to which the Company is a party or the transfer of substantially all of the assets of the Corporation, each Convertible Subordinated Debt Security then outstanding would, without the consent of any Holders of such Convertible Subordinated Debt Security, become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of Common Stock into which such Convertible Subordinated Debt Security might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). (Section 1512 of the Subordinated Indenture). Generally no adjustments to the conversion price will be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted. (Section 1505 of the Subordinated Indenture).

    Fractional shares of Common Stock are not to be issued upon conversion, but, in lieu thereof, the Corporation will pay a cash adjustment based upon market price (as determined by the Board of Directors). (Section 1504 of the Subordinated Indenture). Convertible Subordinated Debt Securities surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Convertible Subordinated Debt Securities called for redemption on a Redemption Date within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered Holder is to receive. If any Convertible Subordinated Debt Security is converted after any Regular Record Date and on or prior to the next succeeding Interest Payment Date (other than any

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Convertible Subordinated Debt Security whose Maturity is prior to such Interest
Payment Date), interest whose Stated Maturity is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest (whether or not punctually paid or duly provided for) shall be paid to the Person in whose name that Convertible Subordinated Debt Security (or one or more Predecessor Securities) is registered at the close of business on such Regular Record Date. Except where Convertible Subordinated Debt Securities surrendered for conversion must be accompanied by payment as described above, no interest on converted Convertible Subordinated Debt Securities will be payable by the Corporation on any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends is to be made upon conversion. (Sections 307 and 1503 of the Subordinated Indenture).

    If at any time the Corporation makes a distribution of property to its shareholders which would be taxable to such shareholders as a dividend for Federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Corporation, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Subordinated Indenture, the conversion price of Convertible Subordinated Debt Securities is reduced, such reduction may be deemed to be the payment of a taxable dividend to holders of Convertible Subordinated Debt Securities.

LIMITATION ON DISPOSITION OF VOTING STOCK OF PRINCIPAL SUBSIDIARY BANKS

    The Senior Indenture contains a covenant by the Corporation that it will not sell, assign, transfer, grant a security interest in or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock (other than directors' qualifying shares) of any Principal Subsidiary Bank and that it will not permit any Principal Subsidiary Bank to issue (except to the Corporation) shares of, securities convertible into, or options, warrants or rights to subscribe or purchase shares of, Voting Stock, except for sales, assignments, transfers, grants of security interests or other dispositions which: (1) are for fair market value (as determined by the Board of Directors of the Corporation) and, after giving effect to such dispositions and to any potential dilution, the Corporation will own not less than 80% of the shares of Voting Stock of such Principal Subsidiary Bank; (2) are made in compliance with an order of a court or regulatory authority of competent jurisdiction, a condition imposed by any such court or authority permitting the acquisition by the Corporation, directly or indirectly, of any other bank or entity the activities of which are legally permissible for a bank holding company or a subsidiary thereof to engage in, or an undertaking made to such authority in connection with such an acquisition (provided that the assets of the bank or entity being acquired and its consolidated subsidiaries equal or exceed 75% of the assets of such Principal Subsidiary Bank or such Subsidiary owning, directly or indirectly, any shares of voting stock of such Principal Subsidiary Bank and its respective consolidated Subsidiaries on the date of acquisition); or (3) are made to the Corporation or any Wholly-Owned Subsidiary if such Wholly-Owned Subsidiary agrees to be bound by this covenant and the Corporation agrees to maintain such Wholly-Owned Subsidiary as a Wholly-Owned Subsidiary. Notwithstanding the foregoing, any Principal Subsidiary Bank may be merged into or consolidated with another banking institution organized under the laws of the United States, any State thereof or the District of Columbia, if after giving effect to such merger or consolidation, the Corporation or any Wholly-Owned Subsidiary owns at least 80% of the Voting Stock of such other banking institution then issued and outstanding free and clear of any security interest and if, immediately after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing. (Sections 101 and 1008 of the Senior Indenture). A 'Principal Subsidiary Bank' is defined in the Senior Indenture to mean any Subsidiary which is a Bank and has total assets equal to 30% or more of the consolidated assets of the Corporation determined as of the date of the most recent audited financial statements of such entities. At present, the only Principal Subsidiary Bank is First Tennessee Bank National Association. 'Voting Stock' is defined in the Senior Indenture to mean stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have contingent voting rights).

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    The Subordinated Indenture contains no such covenant and the foregoing covenant is not a covenant for the benefit of any series of Subordinated Debt Securities. The Indenture relating to the Subordinated Capital Notes, however, does contain a substantially identical covenant for the benefit of such Subordinated Capital Notes.

DEFAULTS

THE SENIOR INDENTURE

    An Event of Default is defined in the Senior Indenture as, with respect to Senior Debt Securities of any series issued thereunder: (1) default in payment of principal of or premium, if any, on any Senior Debt Security of that series at Maturity; (2) default for 30 days in payment of interest on any Senior Debt Security of that series; (3) default in the deposit of any sinking fund payment when due in respect of that series; (4) default in the performance, or breach, of any other covenant of the Corporation in the Senior Indenture or in the Senior Debt Securities of that series, continued for 30 days after written notice to the Corporation by the Senior Trustee or to the Corporation and the Senior Trustee by the Holders of not less than 25% of the aggregate principal amount of the Outstanding Senior Debt Securities of that series; (5) failure to pay when due any indebtedness of the Corporation or any Principal Subsidiary Bank for borrowed money in excess of $5,000,000, or acceleration of the maturity of any such indebtedness in excess of such amount if acceleration results from a default under the instrument giving rise to such indebtedness and is not annulled within 30 days after due notice, unless in either case such default is contested in good faith by appropriate proceedings; (6) certain events of bankruptcy, insolvency or reorganization of the Corporation, or any Principal Subsidiary Bank; and (7) any other Event of Default with respect to Senior Debt Securities of that series that is specified in the applicable Prospectus Supplement. (Section 501 of the Senior Indenture).

    The Senior Indenture provides that, if any Event of Default with respect to Senior Debt Securities of any series at the time outstanding thereunder occurs and is continuing, either the Senior Trustee or the Holders of not less than 25% in principal amount of the Outstanding Senior Debt Securities of that series may declare the principal amount (or, if the Senior Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Senior Debt Securities of that series to be due and payable immediately (provided that no such declaration is required upon certain events of bankruptcy). The Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of that series may annul a declaration of acceleration of the Senior Debt Securities of such series, but only if all Events of Default have been remedied and all payments due on the Senior Debt Securities of that series (other than those due as a result of acceleration) have been made and certain other conditions have been met. (Section 502 of the Senior Indenture). Subject to the duty of the Senior Trustee upon the occurrence and continuation of an Event of Default to act with the required standard of care, the Senior Trustee will be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any of the Holders of Senior Debt Securities, unless such Holders shall have offered to the Senior Trustee reasonable indemnity. (Section 603 of the Senior Indenture). The Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of that series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Trustee or exercising any trust or power conferred on the Senior Trustee. (Section 512 of the Senior Indenture). The Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of that series may waive any past default under the Senior Indenture with respect to such series, except a default in the payment of principal or interest or a default in respect of each covenant in the Senior Indenture which cannot be modified without the consent of the Holder of each Outstanding Senior Debt Security of the series affected. (Section 513 of the Senior Indenture). See the second paragraph under 'Modification and Waiver' below. In the event of the bankruptcy, insolvency or reorganization of the Corporation, the claims of Holders of Senior Debt Securities would be subject as to enforcement to the broad equity power of a Federal Bankruptcy Court, and to the determination by that court of the nature of the rights of the Holders.

    The Senior Indenture contains a provision entitling the Senior Trustee, subject to the duty of the Senior Trustee upon the occurrence and continuation of an Event of Default to act with the required

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

standard of care, to be indemnified by the Holders of any series of Outstanding Senior Debt Securities thereunder before proceeding to exercise any right or power under the Indenture at the request of the Holders of such series of Senior Debt Securities. (Section 603 of the Senior Indenture). The Senior Indenture provides that the Holders of a majority in principal amount of Outstanding Senior Debt Securities thereunder of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Senior Trustee, or exercising any trust or other power conferred on the Senior Trustee, with respect to the Senior Debt Securities of such series, provided that the Senior Trustee may decline to act if such direction is contrary to law or the Senior Indenture. (Section 512 of the Senior Indenture).

    The Corporation will file annually with the Senior Trustee a certificate as to compliance with all conditions and covenants in the Senior Indenture. (Section 1004 of the Senior Indenture).

THE SUBORDINATED INDENTURE

    Payment of principal of the Subordinated Debt Securities may be accelerated only upon an Event of Default (as defined below). There is no right of acceleration in the case of a default in the payment of interest or the payment of principal prior to the date of Maturity or a default in the performance of any other covenant of the Corporation in the Subordinated Indenture, unless the terms of a particular series of Subordinated Debt Securities specifically provide otherwise, in which case any such extension of such right of acceleration will be described in the applicable Prospectus Supplement.

    An 'Event of Default' is defined in the Subordinated Indenture as certain events involving the bankruptcy, insolvency or reorganization of the Corporation and any other Event of Default which may be provided for with respect to the Subordinated Debt Securities of that series. (Section 501 of the Subordinated Indenture). A 'Default,' with respect to Subordinated Debt Securities of that series, is defined in the Subordinated Indenture to include: (1) any Event of Default with respect to any Subordinated Debt Securities of that series; (2) a default in the payment of principal or premium, if any, of any Subordinated Debt Security of that series at its Maturity; (3) default in the payment of any interest on any Subordinated Debt Security of that series when due, continued for 30 days; (4) default in the making of any sinking fund payment; (5) default in the performance, or breach, of any other covenant or warranty of the Corporation in the Subordinated Indenture or in the Subordinated Debt Securities of that series, continued for 30 days after written notice to the Corporation by the Subordinated Trustee or to the Corporation and the Subordinated Trustee by the Holders of not less than 25% in aggregate principal amount of the Outstanding Subordinated Debt Securities of such series; or (6) any other Default with respect to Subordinated Debt Securities of that series that is specified in the applicable Prospectus Supplement. (Section 503 of the Subordinated Indenture). If an Event of Default with respect to the Subordinated Debt Securities of any series occurs and is continuing, either the Subordinated Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series may accelerate the maturity of all Outstanding Subordinated Debt Securities of such series. The Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series may annul a declaration of acceleration of the Subordinated Debt Securities of such series, but only if all Events of Default have been remedied and all payments due on the Subordinated Debt Securities of that series (other than those due as a result of acceleration) have been made and certain other conditions have been met. (Section 502 of the Subordinated Indenture). Subject to the duty of the Subordinated Trustee upon the occurrence and continuation of a Default to act with the required standard of care, the Subordinated Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request or direction of any of the Holders of Subordinated Debt Securities, unless such Holders shall have offered to the Subordinated Trustee reasonable indemnity. (Section 603 of the Subordinated Indenture). The Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Trustee or exercising any trust or power conferred on the Subordinated Trustee. (Section 512 of the Subordinated Indenture). The Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series may waive any past default under the Subordinated

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

Indenture with respect to such series, except a default in the payment of principal or interest or a default in respect of a covenant in the Subordinated Indenture which cannot be modified without the consent of the Holder of each Outstanding Subordinated Debt Security of the series affected. (Section 513 of the Subordinated Indenture). See the second paragraph under 'Modification and Waiver' below.

    In the event of the bankruptcy, insolvency or reorganization of the Corporation, the claims of the Holders of Subordinated Debt Securities would be subject as to enforcement to the broad equity power of a Federal Bankruptcy Court, and to the determination by that court of the nature of the rights of the Holders.

    The Corporation will file annually with the Subordinated Trustee a certificate as to compliance with all conditions and covenants in the Subordinated Indenture. (Section 1004 of the Subordinated Indenture).

DEFEASANCE AND DISCHARGE

    Each Indenture provides that the terms of any series of Debt Securities issued thereunder may provide that the Corporation may terminate all or certain of its obligations under such Indenture with respect to the Debt Securities of such series on the terms and subject to the conditions contained in the Applicable Indenture, by (a) depositing irrevocably with the Applicable Trustee as trust funds in trust (1) in the case of Debt Securities denominated in a foreign currency, money in such foreign currency or Foreign Government Obligations (as defined below) of the foreign government or governments issuing such foreign currency which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, such foreign currency,
(2) in the case of Debt Securities denominated in U.S. dollars, U.S. dollars or U.S. Government Obligations (as defined below), which through the payment of interest, principal or premium, if any, in respect thereof in accordance with their terms will provide, not later than one business day before the due date of any payment, money, or (3) a combination of money and U.S. Government Obligations (as hereinafter defined) or Foreign Government Obligations, as applicable, in each case in an amount sufficient to pay the principal of or premium, if any, and interest on, the Debt Securities of such series as such are due and (b) satisfying certain other conditions precedent specified in the Applicable Indenture. Such deposit and termination is conditioned, among other things, upon the Corporation's delivery of (a) an opinion of independent counsel that the Holders of the Debt Securities of such series will have no federal income tax consequences as a result of such deposit and termination and (b) if the Debt Securities of such series are then listed on the New York Stock Exchange, an opinion of counsel that the Debt Securities of such series will not be delisted as a result of the exercise of this option. (Article Thirteen).

    'U.S. Government Obligations' means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, under clause (1) or (2) are not callable or redeemable at the option of the issuer thereof. 'Foreign Government Obligations' means securities denominated in a Foreign Currency that are (1) direct obligations of a foreign government for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of a foreign government the payment of which is unconditionally guaranteed as a full faith and credit obligation by such foreign government, which, in either case, under clause (1) or (2) are not callable or redeemable at the option of the issuer thereof. (Section 101).

    The accompanying Prospectus Supplement states whether any defeasance provisions of the Applicable Indenture will apply to the Offered Debt Securities.

MODIFICATION AND WAIVER

    Certain modifications and amendments of each of the Indentures may be made by the Corporation and the Trustee under the Applicable Indenture only with the consent of the Holders of not less than a

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majority in aggregate principal amount of the Outstanding Debt Securities of each series issued under such Indenture and affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security issued under such Indenture and affected thereby: (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any such Debt Security;
(2) reduce the principal amount of, or the premium, if any, or the interest on, any such Debt Security (including in the case of an Original Issue Discount Security the amount payable upon acceleration of the Maturity thereof); (3) change the place of payment where, or the coin or currency or currency unit in which, any principal of, or premium, if any, or interest on, any such Debt Security is payable; (4) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); (5) reduce the above-stated percentage of Outstanding Debt Securities of any series the consent of the Holders of which is necessary to modify or amend the Applicable Indenture; or
(6) modify the foregoing requirements or reduce the percentage of aggregate principal amount of Outstanding Debt Securities of any series required to be held by Holders seeking to waive compliance with certain provisions of the Applicable Indenture or seeking to waive certain defaults. (Section 902).

    The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Applicable Indenture. (Section 1008 of the Subordinated Indenture, Section 1009 of the Senior Indenture). The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Applicable Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on any Debt Security of that series or in respect of a covenant or provision which under the Applicable Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security issued thereunder of the series affected. (Section 513).

    Each of the Senior Indenture and the Subordinated Indenture may be modified or amended by the Corporation and the Trustee under the Applicable Indenture without the consent of Holders of the Outstanding Debt Securities issued under such Indenture for the following purposes: (i) to evidence the succession of another Person to the Corporation and the assumption by such successor of the covenants of the Corporation, (ii) to add to the covenants of the Corporation or to surrender any of its rights or powers, (iii) to add any Defaults or Events of Default, (iv) to add to or change the provisions of the Applicable Indenture to facilitate the issuance of Debt Securities in bearer or uncertificated form,
(v) to modify the Applicable Indenture provided that such modification (A) will not apply to any Debt Securities of any series created prior to such modification or modify the rights of any holder of such Debt Security and (B) will become effective only when there is no such Debt Security Outstanding,
(vi) to secure the Debt Securities, (vii) to establish the form and terms of Debt Securities of any series in accordance with the Applicable Indenture,
(viii) to evidence the acceptance of an appointment by a successor Trustee with respect to Debt Securities of one or more series or to add to or change any provisions of the Indentures to provide for or facilitate the administration of the trusts thereunder by more than one trustee, or (ix) to make provision for conversion rights or (x) to cure any ambiguity, correct or supplement any defective or inconsistent provision or make other provisions with respect to matters arising under the Indentures which do not adversely affect the interests of the Holders of Debt Securities of any series in any material respect. (Section 901).

    Each Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities issued under such Indenture have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of Holders of Debt Securities for quorum purposes, (1) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, and (2) the principal amount of a Debt Security denominated in a foreign currency or currency unit shall be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the principal amount of such Debt Security or, in the case of an Original Issue Discount Security, the U.S.

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

dollar equivalent, determined on the date of original issuance of such Debt Security, of the amount determined as provided in (1) above. (Section 101).

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indentures each provide that the Corporation may not consolidate with or merge into any other Person or transfer its properties and assets substantially as an entirety to any Person unless (1) the Person formed by such consolidation or into which the Corporation is merged or the Person to which the properties and assets of the Corporation are so transferred shall be a corporation or partnership organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume by a supplemental indenture the payment of the principal of and premium, if any, and interest on the Senior Debt Securities or the Subordinated Debt Securities, as the case may be, and the performance of the other covenants of the Corporation under the Applicable Indenture; (2) immediately after giving effect to such transaction, no Event of Default or Default, as applicable, and no event which, after notice or lapse of time or both, would become an Event of Default or Default, as applicable, shall have occurred and be continuing; and (3) certain other conditions are met. (Section 801).

TRUSTEES

    Any Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. (Section 610). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Applicable Indenture separate and apart from the trust administered by any other such Trustee (Section 611), and any action described herein to be taken by the 'Trustee' may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

    In the normal course of business, the Corporation and its subsidiaries may conduct banking transactions with any Trustee, and any Trustee may conduct banking transactions with the Corporation and its subsidiaries.

    The First National Bank of Chicago will be the Subordinated Trustee under the Subordinated Indenture, unless otherwise specified with respect to any series of Subordinated Debt Securities in the applicable Prospectus Supplement.

GOVERNING LAW

    The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

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                          DESCRIPTION OF CAPITAL STOCK

    The Corporation's Restated Charter, as amended (the 'Charter') authorizes the issuance of up to 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The Corporation intends to propose for shareholder approval at the annual shareholders' meeting in April 1994 an amendment to the Charter to increase the number of authorized shares of Common Stock from 50,000,000 to 100,000,000. As of February 23, 1994, 30,175,456 shares of Common Stock and no shares of Preferred Stock were issued and outstanding, approximately 3.3 million shares of Common Stock were reserved for issuance under various employee stock plans and the Corporation's dividend reinvestment plan, and approximately 1.6 million shares were reserved for issuance in connection with pending acquisitions anticipated to close in the first quarter of 1994. In addition, 301,755 shares of Preferred Stock are reserved for issuance under the Rights Plan (defined below). The Common Stock of the Corporation is quoted through the NASDAQ National Market System under the symbol 'FTEN.'

DESCRIPTION OF PREFERRED STOCK

    The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

    The summary of terms of the Corporation's Preferred Stock contained in this Prospectus and in any Prospectus Supplement does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Charter and the Articles of Amendment relating to each series of the Preferred Stock (the 'Articles of Amendment'), filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  GENERAL

    Under the Charter, the Corporation's Preferred Stock may be issued from time to time in one or more series, without shareholder approval, when authorized by the Board of Directors. Subject to limitations prescribed by law, the Board of Directors is authorized to determine the voting powers (if any), designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, for each series of Preferred Stock that may be issued, and to fix the number of shares of each such series. Thus, the Board of Directors, without shareholder approval, could authorize the issuance of Preferred Stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of Common Stock or other series of Preferred Stock.

    The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise described in a Prospectus Supplement relating to a particular series of the Preferred Stock. The applicable Prospectus Supplement will describe the following terms of the series of Preferred Stock in respect of which this Prospectus is being delivered: (1) the title of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share; (3) the initial public offering price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights;
(7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions; (8) any listing of such Preferred Stock on any securities exchange; and (9) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Corporation.

    The Preferred Stock offered hereby will be issued in one or more series. Shares of Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Neither the par value nor the liquidation preference is indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance.

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  RANK

    The Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Corporation, rank prior to the Corporation's Common Stock and to all other classes and series of equity securities of the Corporation now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the 'Junior Stock'), other than any classes or series of equity securities of the Corporation which by their terms specifically provide for a ranking on a parity with (the 'Parity Stock') or senior to (the 'Senior Stock') the Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution of the Corporation. The Preferred Stock shall be junior to all outstanding debt of the Corporation. The Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock to the extent not expressly prohibited by the Corporation's Charter. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock shall rank on a parity with all other preferred stock of the Corporation and with each other series of Preferred Stock.

  DIVIDENDS

    Holders of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Corporation legally available for payment, cash dividends, payable at such dates and at such rates per share per annum as described in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of the Corporation on such record dates, not more than 60 calendar days preceding the payment dates therefor, as are determined by the Board of Directors (each of such dates, a 'Record Date').

    Such dividends may be cumulative or noncumulative, as described in the applicable Prospectus Supplement. If dividends on a series of Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Corporation will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment dates. If dividends of a series of Preferred Stock are cumulative, the dividends on such shares will accrue from and after the date set forth in the applicable Prospectus Supplement.

    No full dividends shall be declared or paid or set apart for payment on preferred stock of the Corporation of any series ranking, as to dividends, on a parity with or junior to the series of Preferred Stock offered by the applicable Prospectus Supplement for any period unless full dividends for the immediately preceding dividend period on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon such Preferred Stock and any other preferred stock of the Corporation ranking on a parity as to dividends with the Preferred Stock, dividends upon such Preferred Stock and dividends on such other Preferred Stock ranking on a parity with the Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other Preferred Stock ranking on a parity with the Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on shares of such other Preferred Stock, bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment(s) on Preferred Stock which may be in arrears. Unless full dividends on the series of Preferred Stock offered by the applicable Prospectus Supplement have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative),
(a) no cash dividend or distribution (other than in shares of Junior Stock) may be declared, set aside or paid on the Junior Stock, (b) the Corporation may not, directly or indirectly, repurchase, redeem or otherwise

                                       22



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acquire any shares of its Junior Stock (or pay any monies into a sinking fund for the redemption of any shares) except by conversion into or exchange for Junior Stock, and (c) the Corporation may not, directly or indirectly, repurchase, redeem or otherwise acquire any Preferred Stock ranking on parity as to dividends (or pay any monies into a sinking fund for the redemption of any shares of any such stock) otherwise than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding Preferred Stock ranking on parity as to dividends (except by conversion into or exchange for Junior Stock).

    Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

  REDEMPTION

    The terms, if any, on which Preferred Stock of any series may be redeemed will be set forth in the applicable Prospectus Supplement.

  LIQUIDATION

    In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of a series of Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock or any other security ranking junior to the Preferred Stock on liquidation, dissolution or winding up of the Corporation, to receive a liquidating distribution in the amount of the liquidation preference per share as set forth in the applicable Prospectus Supplement, plus accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such series of Preferred Stock are cumulative). If the amounts available for distribution with respect to the Preferred Stock, and all other outstanding stock of the Corporation ranking on a parity with the Preferred Stock upon liquidation, dissolution or winding up are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock and stock ranking on a parity therewith upon liquidation, dissolution or winding up, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of Preferred Stock may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidation preference, the holders of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

  VOTING

    The terms, if any, on which Preferred Stock of any series may be entitled to vote will be set forth in the applicable Prospectus Supplement.

  CONVERSION

    The terms, if any, on which Preferred Stock of any series may be converted into another class or series of securities of the Corporation will be set forth in the applicable Prospectus Supplement.

  NO OTHER RIGHTS

    The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement or the Charter and in the applicable Articles of Amendment or as otherwise required by law.

  TRANSFER AGENT AND REGISTRAR

    The transfer agent for each series of Preferred Stock will be described in the related Prospectus Supplement.

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

DESCRIPTION OF COMMON STOCK

    The following summary of the terms and provisions of the Common Stock does not purport to be complete and is qualified in its entirety by reference to the Charter, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    The holders of Common Stock are entitled to receive, ratably, such dividends as may be declared by the Board of Directors of the Corporation from funds legally available therefor, provided that if any shares of preferred stock are at the time outstanding, the payment of dividends on Common Stock or other distributions (including purchases of Common Stock) may be subject to the declaration and payment of full cumulative dividends, and the absence of arrearages in any mandatory sinking fund, on outstanding shares of Preferred Stock. The Board of Directors of the Corporation currently intends to maintain its present policy of paying regular quarterly cash dividends; however, the declaration and amount of future dividends will depend on circumstances existing at the time, including the Corporation's earnings, financial condition and capital requirements. See 'Supervision and Regulation.'

    The holders of outstanding shares of Common Stock are entitled to one vote for each share on all matters presented to shareholders, including elections of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding Common Stock can elect all of the directors then standing for election. The holders of Common Stock do not have any conversion, redemption or preemptive rights to subscribe to any securities of the Corporation. Upon any dissolution, liquidation or winding up of the Corporation resulting in a distribution of assets to the shareholders, the number of shares of Common Stock are entitled to receive such assets ratably according to their respective number of shares after payment of all liabilities and obligations and satisfaction of the liquidation preferences of any shares of Preferred Stock at the time outstanding.

    The Corporation's Board of Directors is divided into three classes, which results in approximately one-third of the directors being elected each year. In addition, the Charter and the Corporation's bylaws, among other things, generally give to the Board the authority to fix the number of directors and to remove directors from and fill vacancies on the Board, other than removal for cause and the filling of vacancies created thereby which are reserved to shareholders exercising at least a majority of the voting power of all outstanding voting stock of the Corporation. To change these provisions of the bylaws, other than by action of the Board, and to amend these provisions of the Charter or to adopt any provision of the Charter inconsistent with such bylaw provisions, would require approval by the holders of at least 80% of the voting power of all outstanding voting stock. Such classification of the Board and such other provisions of the Charter and the bylaws may have a significant effect on the ability of the shareholders of the Corporation to change the composition of an incumbent Board or to benefit from certain transactions which are opposed by the Board.

    Under the Corporation's Shareholder Protection Rights Agreement, dated as of September 7, 1989 (the 'Rights Plan'), each share of Common Stock has, and each share of Common Stock offered hereby will have, attached to it a Right to purchase 1/100th of a share of Participating Preferred Stock, without par value, for $76.67 (the 'Exercise Price'), subject to adjustment, upon the business day following the earlier of (i) the 10th day after commencement of a tender or exchange offer which, if consummated, would result in a person becoming the beneficial owner of 10% or more of the outstanding shares of Common Stock (an 'Acquiring Person') and (ii) the first date (the 'Flip-in Date') of public announcement that a person has become an Acquiring Person. The Rights will expire on the earliest of (i) the Exchange Time (defined below), (ii) September 18, 1999 and (iii) the date on which the Rights are redeemed as described below. The Board of Directors may, at its option, at any time prior to the Flip-in Date, redeem all the Rights at a price of $.01 per Right. If a Flip-in Date occurs, each Right (other than Rights beneficially owned by the Acquiring Person or its affiliates, associates or transferees, which Rights will become void), to the extent permitted by applicable law, will constitute the right to purchase shares of Common Stock or Participating Preferred Stock having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. In addition, the Board of Directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, elect to exchange the Rights (other than Rights beneficially owned by the Acquiring Person or its affiliates, associates, or transferees) for shares of Common Stock or Participating Preferred Stock at an exchange ratio of one share of Common Stock or 1/100th of a share of Participating Preferred Stock per Right (the 'Exchange Right'). The Corporation may not agree to be acquired by an Acquiring Person without providing that each Right, upon such acquisition, will constitute the right to purchase common stock of the Acquiring Person having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. The Rights will not prevent a takeover of the Corporation. The Rights, however, may have certain anti-takeover effects. The Rights may cause substantial dilution to an Acquiring Person unless the Rights are first redeemed by the Board of Directors.

    The Common Stock shall have equal dividend, distribution, liquidation and other rights, and shall have no preference, appraisal or exchange rights. All outstanding shares of Common Stock are, and the shares offered hereby, upon issuance, will be, fully paid and nonassessable.

    The transfer agent for the Common Stock is The First National Bank of
Boston.

                        DESCRIPTION OF DEPOSITARY SHARES

    The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement and of the Depositary Shares and Depositary Receipts (each as defined below) does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of the Preferred Stock which have been or will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock. If so indicated in a Prospectus Supplement, the terms of any series of Depositary Shares may differ from the terms set forth herein.

GENERAL

    The Corporation may, at its option, elect to offer fractional interests in shares of Preferred Stock ('Depositary Shares'), rather than shares of Preferred Stock. In the event such option is exercised, the Corporation will provide for the issuance by a Depositary to the public of receipts for Depositary Shares ('Depositary Receipts'), each of which will represent a fractional interest (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock which will be filed with the Commission at or prior to the time of offering such series of the Preferred Stock as described below) of a share of Preferred Stock.

    The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the 'Deposit Agreement') each between the Corporation and a bank or trust company selected by the Corporation having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the 'Depositary'). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary with respect to such series. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Shares, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement.

    Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Corporation, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Corporation's expense.

    Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts. No fractional shares of such Preferred Stock shall be delivered.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

    In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Corporation, sell such property and distribute the net proceeds from such sale to such holders.

    The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Corporation to holders of the Preferred Stock shall be made available to holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

    If the series of Preferred Stock represented by the applicable series of Depositary Shares is redeemable, such Depositary Shares will be redeemable from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such Preferred Stock. Whenever the Corporation redeems any Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Stock so redeemed.

VOTING THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Corporation will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. To the extent the Depositary does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock, it will abstain from voting the related shares of Preferred Stock unless otherwise indicated in the Prospectus Supplement.

AMENDMENT AND TERMINATION OF DEPOSITARY AGREEMENT

    The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Corporation and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares issued under such Depositary Agreement then outstanding. A Deposit Agreement may be terminated by the Corporation or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Corporation and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

    The Corporation will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Corporation will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

    The Depositary will forward to the holders of Depositary Shares all reports and communications from the Corporation which are delivered to the Depositary and which the Corporation is required to furnish to the holders of the Preferred Stock.

    Neither the Depositary nor the Corporation will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Corporation and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The Depositary may resign at any time by delivering to the Corporation notice of its election to do so, and the Corporation may at any time remove the Depositary, and such resignation or removal will take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                              PLAN OF DISTRIBUTION

    The Corporation may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. The applicable Prospectus Supplement will set forth the terms of the offering of the Securities offered thereby, including the names of any underwriters, agents or dealers, the purchase price of such Securities and the proceeds to the Corporation from any sale, any underwriting discounts and other items constituting underwriters' compensation and any discounts and commissions allowed or reallowed or paid to dealers or agents. The Corporation has reserved the right to sell the Securities directly to investors on its own behalf in those jurisdictions where it is authorized to do so.

    Underwriters may offer and sell the Securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Corporation also may, from time to time, authorize dealers, acting as the Corporation's agents, to offer and sell the Securities upon such terms and conditions as set forth in the related Prospectus Supplement. In connection with the sale of the Securities, underwriters may receive compensation from the Corporation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

    Any underwriting compensation paid by the Corporation to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the related Prospectus Supplement. Dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Corporation, to indemnification against and contribution towards certain civil liabilities.

    If so indicated in the related Prospectus Supplement, the Corporation will authorize dealers acting as the Corporation's agents to solicit agreements by certain institutions to purchase Securities from the Corporation at the public offering price set forth in the related Prospectus Supplement pursuant to delayed delivery contracts ('Contracts') providing for payment and delivery on the date or dates stated in a Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate amount of the Securities based on the principal amount or liquidation value, as the case may be, thereof, sold pursuant to Contracts will be not less nor more than the respective amounts stated in a Prospectus Supplement. Institutions, with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Corporation. Contracts will be subject to the condition that the purchase by an institution of the Securities covered by Contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

    Any Securities issued hereunder (other than Common Stock) will be new issues of securities with no established trading market. Any underwriters or agents to or through whom such Securities are sold by the Corporation for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.

    Certain of the underwriters, dealers or agents and their associates may be customers of, engage in transactions with, and perform services for, the Corporation and certain of its affiliates in the ordinary course of business.

                           VALIDITY OF THE SECURITIES

    The validity of the Securities will be passed upon for the Corporation by Harry A. Johnson, III, Esq., Executive Vice President and General Counsel of the Corporation, unless otherwise specified in the applicable Prospectus Supplement, and for any underwriters by the counsel named in the applicable Prospectus Supplement. At February 28, 1994, Mr. Johnson beneficially owned approximately 30,948 shares of Common Stock.

                                    EXPERTS

    The consolidated financial statements of the Corporation and its subsidiaries incorporated in this Prospectus by reference from the Corporation's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Arthur Andersen & Co., independent public accountants, as stated in their report, dated January 18, 1994, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    With respect to the 1991 financial statements of Home Financial Corporation, a company acquired by the Corporation during 1992 in a transaction accounted for as a pooling-of-interests, Arthur Andersen & Co. relied upon the report of Baylor and Backus, independent accountants, whose report dated February 21, 1992, except with respect to the information discussed in Note 27, as to which the date is October 21, 1992, was incorporated by reference in the Corporation's Form 10-K for 1993 and is incorporated herein by reference.

    The consolidated financial statements of Maryland National Mortgage Corporation and subsidiaries, appearing in First Tennessee National Corporation's Current Report on Form 8-K, dated October 1, 1993, for the year ended December 31, 1992, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements referred to above are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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                                  $100,000,000

                                     [LOGO]

                       % SUBORDINATED NOTES DUE MAY 15, 2013

                               ------------------

                             PROSPECTUS SUPPLEMENT
                                  MAY  , 2003

                               ------------------

                         FTN FINANCIAL SECURITIES CORP